Consolidated Financial Statements

December 31, 2024

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Management's Discussion and Analysis have been prepared in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and are the responsibility of the management of Taseko Mines Limited ("Taseko" or the "Company"). The financial information presented elsewhere in the Management's Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management's responsibility for the integrity of the financial statements, the Company maintains a system of internal control over financial reporting. These controls are designed to provide reasonable assurance that the Company's assets are safeguarded, transactions are executed and recorded in accordance with management's authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, establishing policies and procedures, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility.

The Board of Directors is responsible for overseeing management's performance of its responsibilities for financial reporting and internal control over financial reporting. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal control over financial reporting and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the Company's independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

/s/ Stuart McDonald	/s/ Bryce Hamming

Stuart McDonald	Bryce Hamming
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
February 19, 2025

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company's internal control over financial reporting includes those policies and procedures that:

• pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act as of December 31, 2024. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2024, the Company's internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by KPMG LLP, the Company's independent registered public accounting firm, as stated in their report immediately preceding the Company's audited consolidated financial statements for the years ended December 31, 2024 and 2023.

/s/ Stuart McDonald	/s/ Bryce Hamming

Stuart McDonald	Bryce Hamming
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
February 19, 2025

KPMG LLP

777 Dunsmuir Street Vancouver, BC V7Y 1K3 Canada

Tel 604-691-3000

Fax 604-691-3031 www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Taseko Mines Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Taseko Mines Limited and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cashflows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private
English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Taseko Mines Limited

February 19, 2025

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of capitalized stripping costs incurred during production

As discussed in Note 2.4(f) to the consolidated financial statements, stripping costs incurred during production that generate future economic benefit by increasing the productive capacity, extending the productive life of the mine or allowing access to a mineable reserve, are capitalized as mineral property development costs. As discussed in Note 14 to the consolidated financial statements, capitalized stripping costs were $35,771 thousand for the year ended December 31, 2024.

We identified the evaluation of capitalized stripping costs incurred during production as a critical audit matter. The magnitude of costs incurred and the complexity in determining whether the costs were incurred for developing the mineral property, required a high degree of auditor judgement and significant auditor effort.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter, including controls related to the preparation of the mine plan and determination of the strip ratio reflected in the mine plan, determination of the tonnage of materials mined in the year, determination of production costs incurred and determination of the allocation of production costs to capitalized stripping costs or to inventories. We evaluated the professional qualifications, knowledge, skill, and ability of the Company's qualified persons responsible for preparing the mine plan and determining the strip ratio reflected in the mine plan. We compared the Company's historical estimates of projected production information in the mine plan to actual results to assess the accuracy of the Company's forecasting process. We assessed the strip ratios for the current year production by comparing it to the tonnage of materials mined to mine production reports. We selected a sample of production costs, examined the underlying documentation and assessed whether the expenditure related to production. We checked the accuracy of the allocation of production costs between capitalized stripping costs and inventories.

Fair value measurement of purchase consideration and property, plant and equipment acquired in the acquisition of an effective 12.5% interest in the Gibraltar Joint Venture

As discussed in Note 3 to the consolidated financial statements, on March 25, 2024, the Company acquired an additional 12.5% effective interest in the Gibraltar Joint Venture by acquiring 50% of Cariboo Copper Corporation ("Cariboo"), also a joint venture. The Company treated the acquisition as a business combination including the incremental 12.5% interest and recorded total purchase consideration of $71,116. In connection with the transaction, the purchase consideration was allocated to the assets acquired and liabilities assumed of Cariboo including the additional 12.5% effective interest in the Gibraltar Joint Venture based upon their fair values as of the acquisition date, primarily comprised of property, plant and equipment which the Company estimated the fair value to be $126,194 thousand. The acquisition date fair value of the purchase consideration was $71,116 thousand. The acquisition resulted in a gain on Cariboo acquisition of $47,426 thousand which is recorded in the consolidated statement of comprehensive income.

2

Taseko Mines Limited

February 19, 2025

We identified the evaluation of the fair value measurement of the purchase consideration and the 12.5% interest in the property, plant and equipment of the Gibraltar Joint Venture acquired in the Cariboo acquisition at the acquisition date as a critical audit matter. Specifically, there was complex auditor judgment involved in evaluating (1) the discount rate and the expected copper revenues and copper price assumptions used to estimate the fair value of the purchase consideration which were sensitive to changes in those assumptions, and (2) the estimated fair value of the property, plant and equipment that was valued using a discounted cash flow model. The discounted cash flow model included assumptions for future production based on the most recent mineral reserve update, expected metal prices and foreign exchange rates, projected operating costs and the weighted average cost of capital. Changes in any of these assumptions could have had a significant effect on the determination of the fair value of the purchase consideration, the fair value of the property, plant and equipment, and the gain on the Cariboo acquisition recorded as a result of the acquisition.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to determine the acquisition-date valuation of the purchase consideration and acquisition-date valuation of the 12.5% interest in the property, plant and equipment, including controls related to the determination of the assumptions listed above. We evaluated the reasonableness of the Company's forecasted copper prices as of the acquisition date by comparing the prices to analyst forecasted copper prices. We evaluated the reasonableness of the production volumes by comparing them to the recent mineral reserve update prepared by the Company's qualified persons and by comparing them to historical production volumes over the past 5 years. We evaluated the competence, experience and objectivity of the qualified persons responsible for determining the production volumes and the mineral reserves based on the most recent mineral reserve update. We also compared projected operating costs to historical operating costs over the past 5 years. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating (1) the weighted average cost of capital and discount rates by independently developing a range using independent sources and market data for comparable entities (2) the metal prices and foreign exchange rates by comparing them to third party data; and (3) the use of a discounted cash flow model to value the property, plant and equipment.

Fair value measurement of the deemed consideration for the acquisition of 100% control of the Gibraltar Joint Venture and the deemed sale of the existing 87.5% joint venture interest

As discussed in Note 3 to the consolidated financial statements, on March 25, 2024, the Company acquired an additional 12.5% effective interest in the Gibraltar Joint Venture by acquiring 50% of Cariboo, also a joint venture. This acquisition resulted in the Company effectively owning 100% of the Gibraltar Joint Venture which provided the Company with control over the Gibraltar Joint Venture and Cariboo. The Company is deemed to have sold its 87.5% joint venture interest in the Gibraltar Joint Venture and to have reacquired the 87.5% of the Gibraltar Joint Venture in a business combination transaction. The Company treated the deemed sale and acquisition as a business combination and recorded total sale and purchase consideration of $760,180 thousand. In connection with the transaction, the purchase consideration was allocated to the assets acquired and liabilities assumed of the Gibraltar Joint Venture based upon their fair values as of the acquisition date. The deemed acquisition resulted in a gain on sale of the 87.5% joint venture interest of $14,982 thousand which is recorded in the consolidated statement of comprehensive income.

3

Taseko Mines Limited

February 19, 2025

We identified the evaluation of the fair value measurement of the 87.5% interest in the Gibraltar Joint Venture acquired in the deemed acquisition and sale of the 87.5% interest as a critical audit matter. Specifically, there was complex auditor judgment involved in evaluating the estimated fair value of the deemed consideration that was valued using a discounted cash flow model. The discounted cash flow model included assumptions for future production based on the most recent mineral reserve update, expected metal prices and foreign exchange rates, projected operating costs and the weighted average cost of capital. Changes in any of these assumptions could have had a significant effect on the determination of the fair value of the deemed consideration, and the gain on sale of the joint venture interest recorded as a result of the acquisition and deemed disposition.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to determine the acquisition-date valuation of the deemed consideration paid, including controls related to the determination of the assumptions listed above. We evaluated the reasonableness of the Company's forecasted copper prices as of the acquisition date by comparing the prices to analyst forecasted copper prices. We evaluated the reasonableness of the production volumes by comparing them to the recent mineral reserve update prepared by the Company's qualified persons and by comparing them to historical production volumes over the past 5 years. We evaluated the competence, experience and objectivity of the qualified persons responsible for determining the production volumes and the mineral reserves based on the most recent mineral reserve update. We also compared projected operating costs to historical operating costs over the past 5 years. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating (1) the weighted average cost of capital by independently developing a range using independent sources and market data for comparable entities (2) the metal prices and foreign exchange rates by comparing them to third party data; and (3) the use of a discounted cash flow model to value the deemed consideration.

//s// KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 1999.

Vancouver, Canada

February 19, 2025

4

KPMG LLP

777 Dunsmuir Street Vancouver, BC V7Y 1K3 Canada

Tel 604-691-3000

Fax 604-691-3031 www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Taseko Mines Limited

Opinion on Internal Control Over Financial Reporting

We have audited Taseko Mines Limited's (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 19, 2025, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Controls over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private
English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Taseko Mines Limited

February 19, 2025

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

//s// KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

February 19, 2025

2

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Cdn$ in thousands)

		December 31,	December 31,
	Note	2024	2023

ASSETS
Current assets
Cash and equivalents		172,732	96,477
Accounts receivable	11	5,643	16,514
Inventories	12	138,890	122,942
Prepaids		8,179	8,465
Other financial assets	13	27,795	5,057
		353,239	249,455
Property, plant and equipment	14	1,770,102	1,286,001
Inventories	12	39,586	17,554
Other financial assets	13	959	7,896
Deferred tax assets	10c	25,226	17,771
Goodwill	15	5,931	5,462
		2,195,043	1,584,139

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	16	129,927	71,748
Current portion of long-term debt	17	32,853	27,658
Deferred revenue	19	13,666	10,346
Current portion of Cariboo consideration payable	3	16,447	14,384
Interest payable		9,890	13,896
Current income tax payable		4,053	3,157
		206,836	141,189
Long-term debt	17	764,355	610,233
Cariboo consideration payable	3	129,421	55,997
Deferred revenue	19	77,327	59,720
Florence royalty obligation	18	84,383	-
Florence copper stream	7b	67,813	-
Provision for environmental rehabilitation	20	169,570	145,786
Deferred tax liabilities	10c	183,964	132,494
Other financial liabilities	22b	8,152	4,572
		1,691,821	1,149,991

EQUITY
Share capital	21a	529,413	486,136
Contributed surplus		57,786	54,833
Accumulated other comprehensive income ("AOCI")		52,845	16,557
Deficit		(136,822)	(123,378)
		503,222	434,148
		2,195,043	1,584,139
Commitments and contingencies	24
Subsequent events	7b, 21d

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED

Consolidated Statements of Comprehensive Income
(Cdn$ in thousands, except share and per share amounts)

		For the years ended December 31,
	Note	2024	2023

Revenues	4	608,093	524,972
Cost of sales
Production costs	5	(417,086)	(317,618)
Depletion and amortization	5	(73,852)	(56,940)
Other operating costs	5	(18,665)	-
Insurance recovery	5	26,290	-
Earnings from mining operations		124,780	150,414

General and administrative		(12,942)	(13,465)
Share-based compensation expense	22b	(9,002)	(5,919)
Project evaluation expense		(3,623)	(1,721)
Gain (loss) on derivatives	7	4,799	(4,919)
Other income (expense)	8	(307)	731
Income before financing costs and income taxes		103,705	125,121

Finance expenses, net	9	(40,812)	(39,135)
Accretion expenses	9	(46,937)	(10,759)
Foreign exchange gain (loss)		(50,695)	11,430
Call premium on settlement of debt	9	(9,571)	-
Gain on Cariboo acquisition	3a, 3c	47,426	46,212
Gain on acquisition of control of Gibraltar	3b	14,982	-
Income before income taxes		18,098	132,869

Income tax expense	10	(31,542)	(50,143)
Net (loss) income		(13,444)	82,726

Other comprehensive income (loss):
Items that will remain permanently in other comprehensive income (loss):
Loss on financial assets		(1,138)	(1,235)
Items that may in the future be reclassified to profit (loss):
Foreign currency translation reserve		37,426	(9,000)
Total other comprehensive income (loss)		36,288	(10,235)

Total comprehensive income		22,844	72,491

(Loss) earnings per share
Basic	23	(0.05)	0.29
Diluted	23	(0.05)	0.28

Weighted average shares outstanding (thousands)
Basic	23	295,306	288,560
Diluted	23	295,306	290,979

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Cdn$ in thousands)

		For the years ended December 31,
	Note	2024	2023

Operating activities
Net (loss) income for the year		(13,444)	82,726
Adjustments for:
Depletion and amortization	14	74,321	56,940
Income tax expense	10	31,542	50,143
Finance expenses, net	9	40,812	39,135
Accretion expense	9	46,937	10,759
Call premium on settlement of debt	9	9,571	-
(Gain) loss on derivatives	7a	(4,799)	4,919
Unrealized foreign exchange loss (gain)		52,299	(11,875)
Gain on Cariboo acquisition	3a	(47,426)	(46,212)
Gain on acquisition of control of Gibraltar	3b	(14,982)	-
Inventory sold or processed with write-ups to net realizable value	3b	26,349	-
Deferred revenue deposit	19b	18,244	13,586
Amortization of deferred revenue	19b	(5,776)	(6,497)
Share-based compensation expense	22b	9,425	6,326
Other operating activities		3,625	(739)
Net change in working capital - other	25	5,917	(48,119)
Cash provided by operating activities		232,615	151,092

Investing activities
Gibraltar capitalized stripping costs	14	(30,635)	(55,552)
Gibraltar sustaining capital expenditures	14	(31,700)	(31,092)
Gibraltar capital project expenditures	14	(20,803)	(31,291)
Florence Copper development costs	14	(231,044)	(52,390)
Other project development costs	14	(4,224)	(2,755)
Acquisition of Cariboo, net	3a, 3c	(9,665)	2,948
Release of restricted cash	25	12,500	-
Net outflows related to copper price options	7a	(6,770)	(1,360)
Other investing activities		4,449	3,887
Cash used for investing activities		(317,892)	(167,605)

Financing activities
Interest paid		(70,302)	(47,755)
Net proceeds from issuance of senior secured notes	17a	670,419	-
Repayment of senior secured notes and call premium	9, 17a	(556,491)	-
Net proceeds from Florence financings	7b, 18	114,332	33,287
Proceeds from Gibraltar equipment financings	17e	15,673	11,067
Repayment of Gibraltar equipment financings	17e	(29,948)	(29,758)
Revolving credit facility advances (repayment)	17b	(26,494)	26,494
Net proceeds from share issuance	21d	37,340	-
Net share-based compensation		2,632	(385)
Cash provided by (used for) financing activities		157,161	(7,050)
Effect of exchange rate changes on cash and equivalents		4,371	(818)
Increase (decrease) in cash and equivalents		76,255	(24,381)
Cash and equivalents, beginning of year		96,477	120,858
Cash and equivalents, end of year		172,732	96,477

Supplementary cash flow disclosures	25

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED

Consolidated Statements of Changes in Equity
(Cdn$ in thousands)

	Share	Contributed
	capital	surplus	AOCI	Deficit	Total

Balance as at January 1, 2023	479,926	55,795	26,792	(206,104)	356,409
Share-based compensation	-	5,633	-	-	5,633
Exercise of options	2,377	(840)	-	-	1,537
Settlement of performance share units	3,833	(5,755)	-	-	(1,922)
Total comprehensive income (loss) for the year	-	-	(10,235)	82,726	72,491
Balance as at December 31, 2023	486,136	54,833	16,557	(123,378)	434,148

Balance as at January 1, 2024	486,136	54,833	16,557	(123,378)	434,148
Share-based compensation	-	5,845	-	-	5,845
Exercise of options	5,524	(1,969)	-	-	3,555
Share issuance, net	37,753	-	-	-	37,753
Settlement of performance share units	-	(923)	-	-	(923)
Total comprehensive income (loss) for the year	-	-	36,288	(13,444)	22,844
Balance as at December 31, 2024	529,413	57,786	52,845	(136,822)	503,222

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

1. REPORTING

Taseko Mines Limited (the "Company" or "Taseko") is a corporation governed by the British Columbia Business Corporations Act. The consolidated financial statements of the Company as at and for the year ended December 31, 2024, comprise the Company and its wholly owned subsidiaries. The Company is principally engaged in the production and sale of metal concentrates, as well as related activities, including mine permitting and development, within the Province of British Columbia, Canada, and the State of Arizona, USA.

As a result of the Company's acquisition of Cariboo Copper Corporation ("Cariboo"), after March 25, 2024, the financial results of the Company reflect its 100% beneficial interest in the Gibraltar mine ("Gibraltar") (Note 3a). The financial results of the Company before March 15, 2023, reflect its 75% beneficial interest in Gibraltar, and the financial results between March 16, 2023, and March 24, 2024, reflect its 87.5% beneficial interest in Gibraltar (Note 3c).

2. MATERIAL ACCOUNTING POLICIES

2.1 Statement of Compliance

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements were authorized for issuance by the Board of Directors on February 19, 2025.

2.2 Use of Judgements and Estimates

These consolidated financial statements have been prepared on a historical cost basis, except for those measured at fair value through profit or loss, or fair value through other comprehensive income.

These consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the closing exchange rate as of the balance sheet date. Foreign currency non-monetary assets and liabilities, revenues, and expenses are translated into Canadian dollars at the prevailing rate of exchange on the dates of the transactions. Any gains and losses are included in profit and loss. The Company's U.S. subsidiary measures the items in its financial statements using the U.S. dollar as its functional currency. The assets and liabilities of the U.S. subsidiary are translated into Canadian dollars using the period-end exchange rate. The income and expenses are translated into Canadian dollars at the weighted average exchange rates to the period-end reporting date. Any gains and losses on translation are included in accumulated other comprehensive income ("AOCI"). All financial information presented in Canadian dollars has been rounded to the nearest thousand, unless otherwise noted.

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

2. MATERIAL ACCOUNTING POLICIES (CONTINUED)

2.2 Use of Judgements and Estimates (continued)

In the process of applying the Company's accounting policies, significant areas where judgment is required include the timing of the transfer of control of inventory for revenue recognition, reserve and resource estimates, functional currency, the determination of the accounting treatment of the advance payment under the silver purchase and sale agreement reported as deferred revenue, valuation of derivatives within the Florence Copper Stream, provisions for environmental rehabilitation, the determination of business or asset acquisition treatment, and the recovery of other deferred tax assets.

Significant areas of estimation include reserve and resource estimation; fair values of assets and liabilities acquired in a business combination; asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment useful life; tax provisions; provisions for environmental rehabilitation, including the determination of appropriate discount rates; valuation of financial instruments and derivatives; capitalized stripping costs, and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data, as well as the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs, and recovery rates may alter the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs, recovery rates, and discount rate assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, provisions for environmental rehabilitation, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals. These items also impact the fair values of assets and liabilities recorded in the Cariboo acquisition disclosed in Note 3.

2.3 Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Company and controlled subsidiaries (all controlled entities are wholly owned subsidiaries) as at December 31, 2024. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Company reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income (loss) from the date the Company gains control until the date the Company ceases to control the subsidiary. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company's accounting policies. All intercompany transactions between the subsidiaries of the Company are eliminated in full on consolidation.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

2. MATERIAL ACCOUNTING POLICIES (CONTINUED)

2.3 Basis of Consolidation (continued)

The Company applies the acquisition method in accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred, and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

The Company recognizes identifiable assets acquired and liabilities assumed in a business combination, regardless of whether they have been previously recognized in the acquiree's financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Goodwill is stated after the separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of a) the fair value of consideration transferred, b) the recognized amount of any non-controlling interest in the acquiree, and c) the acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount, being a bargain purchase gain, would be recognized in profit or loss immediately as a gain on the acquisition.

2.4 Material Accounting Policies

(a) Revenue Recognition

Under IFRS 15, Revenue from Contracts with Customers, revenue is recognized when a customer obtains control of the goods or services, and the Company has satisfied its performance obligations. Determining the timing of the transfer of control, whether at a point in time or over time, requires judgment. Cash received in advance of meeting these conditions is recorded as advance payments on product sales. In the case of Gibraltar's copper concentrate, control is generally transferred upon shipment of the product, as the product is placed over the ship's rails or, under certain circumstances, upon delivery to the concentrate shed at the shipping port.

Under the terms of the Company's concentrate sales contracts, the final sales amount is based on final assay results and quoted market prices, which may occur in a period subsequent to the date of sale. Revenues for these sales, net of treatment and refining charges, are recorded when the customer obtains control of the concentrate, based on an estimate of metal contained using initial assay results and forward market prices for the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to four months. This settlement receivable is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with changes in fair value recorded as an adjustment to revenue.

(b) Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments with terms of three months or less from the date of acquisition that are readily convertible to known amounts of cash. Cash and equivalents exclude cash subject to restrictions.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

2. MATERIAL ACCOUNTING POLICIES (CONTINUED)

2.4 Material Accounting Policies (continued)

(c) Financial Instruments

Financial assets and liabilities are recognized on the balance sheet when the Company becomes a party to the contractual provisions of the instrument. The classification of financial instruments dictates how these assets and liabilities are subsequently measured in the Company's consolidated financial statements.

A financial asset is classified as measured at fair value and subsequently at either: amortized cost; Fair Value through Other Comprehensive Income (FVOCI); or Fair Value through Profit or Loss (FVPL).

The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if: (i) it is held within a business model whose objective is to hold assets to collect contractual cash flows; (ii) its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding; and (iii) it is not designated as FVPL. This category of financial assets is subsequently measured at amortized cost using the effective interest method and reduced by impairment losses. Interest income, foreign exchange gains and losses, and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in OCI. This election is made on an investment-by- investment basis. Equity investments measured at FVOCI are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

All financial assets not classified as measured at amortized cost or FVOCI, as described above, are measured at FVPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset as FVPL if doing so significantly reduces an accounting mismatch that would otherwise arise. Financial assets classified as FVPL are subsequently measured at fair value, with net gains and losses, including any interest or dividend income, recognized in profit or loss.

Financial Assets at Amortized Cost

Financial assets at amortized cost are recorded at amortized cost using the effective interest method, except for short-term receivables where the recognition of interest would be immaterial. Accounts receivable are assessed for evidence of impairment at each reporting date, with any impairment recognized in profit or loss for the period. Financial assets in this category include cash and cash equivalents and accounts receivable.

Financial Assets at Fair Value Through Other Comprehensive Income (FVOCI) and Profit or Loss (FVPL)

Marketable securities, investment in subscription receipts and reclamation deposits are designated as FVOCI and recorded at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

2. MATERIAL ACCOUNTING POLICIES (CONTINUED)

2.4 Material Accounting Policies (continued)

(c) Financial instruments (continued)

Financial Assets at Fair Value Through Other Comprehensive Income (FVOCI) and Profit or Loss (FVPL) (continued)

All financial assets not classified as measured at amortized cost or FVOCI are measured at fair value through profit or loss. Derivative financial instruments that are not designated and effective as hedging instruments are classified as FVPL. Derivatives embedded in non-derivative contracts that have more than nominal value, are recognized separately, unless they are closely related to it's host contract. Financial instruments classified as FVPL are stated at fair value, with any changes in fair value recognized in profit or loss for the period. Financial assets in this category include derivative financial instruments that the Company acquires to manage exposure to commodity price fluctuations. These instruments are non-hedge derivative instruments.

Financial Liabilities

Financial liabilities are initially recorded at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. The Company has accounted for accounts payable, accrued liabilities, long-term debt, and the Florence royalty obligation under this method, which is amortized cost. In addition, certain financial liabilities are measured at FVPL when designated upon initial recognition or held for trading purposes, with changes in fair value recognized in the income statement. The contingent performance payments under the Cariboo consideration payables and the Florence Copper Stream are measured at FVPL.

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, based on the reliability of the inputs used to estimate the fair values.

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(d) Exploration and Evaluation and Development Costs

Exploration and evaluation expenditures relate to the initial search for a mineral deposit and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration. Exploration and evaluation expenditures are recognized in profit or loss in the period in which they are incurred.

Capitalization of development costs as mineral property, plant and equipment commences once the technical feasibility and commercial viability of the extraction of mineral reserves and resources associated with the Company's evaluation properties are established, and management has made a decision to proceed with development.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

2. MATERIAL ACCOUNTING POLICIES (CONTINUED)

2.4 Material Accounting Policies (continued)

(e) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes direct labour and materials; non-capitalized stripping costs; depreciation and amortization; freight; and overhead costs. Oxide ore inventory is considered a co-product and is recorded at cost, excluding any allocation of the cost of waste material, which is solely allocated to sulphide ore and capitalized stripping. Net realizable value is determined with reference to relevant market prices, less applicable variable selling costs and estimated remaining costs of completion to bring the inventories into saleable form.

Ore stockpiles represent stockpiled ore that has not yet completed the production process and is not yet in a saleable form. Finished goods inventories represent metals in saleable form that have not yet been sold. Materials and supplies inventories represent consumables used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

The quantity of recoverable metal in stockpiled ore and in the processing circuits is an estimate based on the tons of ore added and removed, expected grade, and recovery. The quantity of recoverable metal in concentrate is an estimate using initial assay results.

(f) Property, Plant and Equipment Land, Buildings, Plant and Equipment

Land, buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use.

Repairs and maintenance costs are expensed as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Depreciation is based on the cost of the asset less residual value. Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items and depreciated separately. Depreciation commences when an asset is available for use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The depreciation rates for the major asset categories are as follows:

Land	Not depreciated

Buildings	Straight-line basis over 10-25 years

Plant and equipment	Units-of-production basis

Mining Equipment[1]	Straight-line basis over 5-20 years

Light vehicles and other mobile equipment	Straight-line basis over 2-5 years

Furniture, computer and office equipment	Straight-line basis over 2-3 years

1 Where appropriate, the Company may designate certain equipment as depreciable on a units-of-production basis.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

2. MATERIAL ACCOUNTING POLICIES (CONTINUED)

2.4 Material Accounting Policies (continued)

(f) Property, Plant and Equipment (continued)

Mineral Properties

Mineral properties consist of the costs of acquiring, permitting, and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis over the component of the ore body to which the capitalized costs relate.

Property acquisition costs arise either from an individual asset purchase or as part of a business combination and may represent a combination of proven and probable reserves, resources, or future exploration potential. When management has not determined that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the entire amount is considered property acquisition costs and not amortized. When such property moves into development, the property acquisition cost asset is transferred to mineral properties within property, plant, and equipment.

Mineral property development costs include stripping costs incurred to provide initial access to the ore body; stripping costs incurred during production that generate a future economic benefit by increasing the productive capacity, extending the productive life of the mine, or allowing access to a mineable reserve; capitalized project development costs; and capitalized interest.

Construction in Progress

Construction in progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use. It also includes advances on long-lead items. Construction in progress is not depreciated. Once the asset is complete and available for use, the costs of construction are transferred to the appropriate category of property, plant and equipment, and depreciation commences.

Capitalized Interest

Interest is capitalized for qualifying assets. Qualifying assets are those that require a substantial period of time to prepare for their intended use. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. When the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the Company's relevant general borrowings during the period.

Leased Assets and Liabilities

The Company assesses whether a contract is a lease or contains a lease at the inception of the contract. The Company recognizes a right-of-use asset ("ROU asset") and a corresponding lease liability with respect to all lease arrangements in which it is the lessee at the commencement of the lease, except for short-term and low-value leases, which are recognized on a straight-line basis over the lease term.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

2. MATERIAL ACCOUNTING POLICIES (CONTINUED)

2.4 Material Accounting Policies (continued)

(f) Property, Plant and Equipment (continued)

Leased Assets and Liabilities (continued)

The ROU asset is initially measured based on the present value of lease payments, lease payments made at or before the commencement date, and any initial direct costs. It is subsequently measured at cost less accumulated depreciation and impairment losses. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset and is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments include fixed payments less any lease incentives and any variable lease payments where variability depends on an index or rate. When the lease contains an extension or purchase option that the Company considers reasonably certain to be exercised, the cost of the option is included in the lease payments.

ROU assets are included in property, plant and equipment (Note 14), and the lease liability is included in debt in the consolidated balance sheet (Note 17).

Impairment

The carrying amounts of the Company's non-financial assets are reviewed for impairment whenever circumstances suggest that the carrying value may not be recoverable. If such an indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment, if any. These assessments require the use of estimates and assumptions, such as long-term commodity prices, discount rates, future capital requirements, exploration potential, and operating performance.

The recoverable amount of an asset or cash-generating unit ("CGU") is the higher of fair value less costs of disposal and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's-length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows largely independent of the cash flows of other assets or CGUs. If the recoverable amount of an asset or its related CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount, and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not to an amount that exceeds the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

The carrying amount of the CGU to which goodwill has been allocated is tested annually for impairment, or when there is an indication that the goodwill may be impaired. Any goodwill impairment is recognized as an expense in profit or loss. If there is a recovery in the value of a CGU, any impairment of goodwill previously recorded is not subsequently reversed.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

2. MATERIAL ACCOUNTING POLICIES (CONTINUED)

2.4 Material Accounting Policies (continued)

(g) Income Taxes

Income tax on earnings for the periods presented comprises current and deferred tax. Income tax is recognized in earnings, except to the extent that it relates to items recognized directly in equity or other comprehensive income. Income tax is calculated using tax rates that are enacted or substantively enacted at the reporting date, applicable to the period of expected realization or settlement.

Current tax expense is the expected tax payable on taxable income for the year, adjusted for amendments to tax payable related to previous years.

Deferred tax is determined using the balance sheet liability method, which provides for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. The following temporary differences are not provided for: the initial recognition of assets or liabilities acquired (other than in a business combination) that affect neither accounting nor taxable profit on acquisition; and differences related to investments in subsidiaries, associates, and joint ventures, to the extent that they are not expected to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amounts of assets and liabilities. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(h) Share-based Compensation

The fair-value method is used for the Company's share-based payment transactions. Under this method, the cost of share options and equity-settled performance share units is recorded based on their estimated fair value at the grant date, including an estimate of the forfeiture rate. The fair value of the share options and performance share units is expensed on a graded amortization basis over the vesting period of the awards, with a corresponding increase in equity.

Share-based compensation expense related to cash-settled awards, including deferred share units, is recognized based on the quoted market value of the Company's common shares on the date of grant. The related liability is re-measured to fair value each reporting period to reflect changes in the market value of the Company's common shares, with changes in fair value recorded in profit or loss.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

2. MATERIAL ACCOUNTING POLICIES (CONTINUED)

2.4 Material Accounting Policies (continued)

(i) Provisions

Environmental Rehabilitation

The Company records the present value of estimated costs for legal and constructive obligations required to retire an asset in the period in which the obligation occurs. Environmental rehabilitation activities include facility decommissioning and dismantling, removal and treatment of waste materials (including water treatment), site and land rehabilitation (including compliance with and monitoring of environmental regulations), and other related costs necessary to perform this work or operate equipment designed to reduce or eliminate environmental effects.

The provision for environmental rehabilitation ("PER") is adjusted each period for new disturbances, changes in regulatory requirements, the estimated amount of future cash flows required to settle the liability, the timing of such cash flows, and the pre-tax risk-free discount rate specific to the liability. The unwinding of the discount is recognized in profit or loss as a finance cost.

When a PER is initially recognized, the corresponding cost is capitalized, increasing the carrying amount of the related asset, and amortized to profit or loss on a unit-of-production basis. Costs are capitalized only to the extent that the amount meets the definition of an asset and represents future economic benefits to the operation.

Significant estimates and assumptions are made in determining the provision for environmental rehabilitation, as various factors affect the ultimate liability. These factors include the extent and cost of rehabilitation activities, the timing of future cash flows, changes in discount rates, inflation rates, and regulatory requirements.

Other Provisions

Other provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event, and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect is material, the provision is discounted using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The accretion expense is included in finance expense.

(j) Finance Income and Expenses

Finance income comprises interest income on funds invested, gains on the disposal of marketable securities, and changes in the fair value of derivatives included in cash and equivalents and marketable securities. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, the finance component on deferred revenue, losses on the disposal of marketable securities, changes in the fair value of derivatives included in cash and cash equivalents and marketable securities, and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction, or production of a qualifying asset are recognized in profit or loss using the effective interest method.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

2. MATERIAL ACCOUNTING POLICIES (CONTINUED)

2.4 Material Accounting Policies (continued)

(k) Earnings (Loss) per Share

The Company calculates basic and diluted earnings (loss) per share for its common shares by dividing the earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting the earnings attributable to common shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential common shares, such as warrants and share options. No dilution is recognized when the Company reports a loss.

(l) Interests in Joint Arrangements

IFRS defines a joint arrangement as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control.

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to its interests in joint operations, the Company recognizes its:

• Assets, including its share of any assets held jointly;

• Liabilities, including its share of any liabilities incurred jointly;

• Revenue from the sale of its share of the output arising from the joint operation; and

• Expenses, including its share of any expenses incurred jointly.

The Company applied IFRS on joint arrangements to reflect its 87.5% beneficial interest in Gibraltar mine for the financial results of the Company before March 15, 2024. Subsequently, financial results of the Company reflect its 100% beneficial interest.

2.5 New Accounting Standards and Interpretations issued

Several new accounting standards, amendments to existing standards and interpretations have been published by the IASB. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the new standard.

New standards, amendments and pronouncements that became effective for the period, but did not have a material impact on the Company's audited consolidated financial statements, have not been disclosed. The Company adopted amendments to IAS 1, Presentation of Financial Statements and IAS 1, Presentation of Financial Statements, effective January 1, 2023 and January 1, 2024 respectively. Amendments to IAS 1, Presentation of Financial Statements required the disclosure of "material" rather than "significant" accounting policies. Amendments to IAS 1, Presentation of Financial Statements, clarifies that the classification of liabilities as current or non-current depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. These amendments did not change the Company's accounting policies.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

2. MATERIAL ACCOUNTING POLICIES (CONTINUED)

2.6 New Accounting Standards Issued but not Effective

In May 2024, the IASB issued 'Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)'. The amendments clarify the date of recognition and derecognition of some financial assets and financial liabilities, with a new exception that permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date. It also clarifies guidance on assessing whether a financial asset meets the solely payments of principal and interest criterion, it adds new disclosures for certain instruments with contractual terms that can change cash flows and updates the disclosures for equity instruments designated at fair value through other comprehensive income. The amendments apply for annual reporting periods beginning on or after January 1, 2026, and are applied retrospectively. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.

In April 2024, the IASB published its new standard IFRS 18 'Presentation and Disclosures in Financial Statements' that will replace IAS 1 'Presentation of Financial Statements' which sets out presentation and base disclosure requirements for financial statements. The changes, which mostly affect the statement of comprehensive income, include the introduction of categories and defined subtotals to allow better comparison between entities. Along with the introduction of requirements to improve aggregation and disaggregation of line items presented on the primary financial statements, that aim at additional relevant information and ensure that material information is not obscured. Companies will also have to disclose information on Management-defined Performance Measures in the notes to the financial statements. The amendments apply for annual reporting periods beginning on or after January 1, 2027, and are applied retrospectively. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

3. ACQUISITION OF CARIBOO COPPER CORPORATION

a) Acquisition of Cariboo from Dowa and Furukawa

On March 25, 2024 (the "Acquisition Date"), the Company completed the acquisition of the remaining 50% of Cariboo from Dowa Metals & Mining Co., Ltd. ("Dowa") and Furukawa Co., Ltd. ("Furukawa"), resulting in an additional 12.5% effective interest in Gibraltar, bringing its total effective interest to 100%. Gibraltar is operated through a joint venture in which Taseko, through its wholly owned subsidiary, Gibraltar, holds a 75% interest and Cariboo holds the remaining 25% interest.

The acquisition price payable to Dowa and Furukawa ranges from a minimum of $117 million to a maximum of $142 million, with payments spread over a 10-year period (the "Purchase Consideration"). The amount and timing of these payments depend on LME copper prices and Gibraltar's cashflow.

An initial payment of $5 million was made to Dowa and Furukawa on closing. The remaining cash consideration will be paid in annual instalments commencing in March 2026. The amounts owing to Dowa and Furukawa are non-interest bearing. The annual payments will be based on the average LME copper price for the previous calendar year, subject to an annual cap tied to a percentage of Gibraltar's cashflow. At copper prices below US$4.00 per pound, the annual payment of the Purchase Consideration will be $5 million. This amount will increase proportionally, reaching a maximum of $15.25 million when copper prices are US$5.00 per pound or higher. Additionally, annual payments of the Purchase Consideration cannot exceed 6.25% of Gibraltar's annual cashflow between 2025 and 2028, and 10% between 2029 and 2033. Any remaining balance on the minimum Purchase Consideration of $117 million will be paid as a final balloon payment in March 2034. At the Acquisition Date, the Purchase Consideration was estimated based on forecasted copper prices over the next 10 years. The total estimated Purchase Consideration was then discounted to determine its fair value, which as of the Acquisition Date was $71,116.

The purchase consideration has been allocated to the assets acquired and liabilities assumed, including the additional 12.5% effective interest in the Gibraltar joint venture, based on their estimated fair values at the Acquisition Date. The allocation of the Purchase Consideration is as follows:

Cash and cash equivalents	9,884
Accounts receivable and other assets	3,046
Reclamation deposits	6,262
Inventory	24,634
Property, plant and equipment and mineral properties	126,194
Accounts payable and other liabilities	(7,353)
Debt	(7,143)
Deferred tax liabilities	(16,955)
Provision for environmental rehabilitation	(20,027)
Total fair value of net assets acquired	118,542

The fair value of the net assets acquired at March 25, 2024 was determined using a discounted cash flow model for the 12.5% interest in Gibraltar and also considering cash and working capital of Cariboo. The discounted cash flow model included key assumptions on future production and estimated remaining reserves of the Gibraltar, operating assumptions, metal prices, operating and capital costs, and foreign exchange rates, and a discount rate based on an estimate of the Company's weighted average cost of capital.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

3. ACQUISITION OF CARIBOO COPPER CORPORATION (CONTINUED)

a) Acquisition of Cariboo from Dowa and Furukawa (continued)

The discounted cash flow model was analyzed using a range of inputs and assumptions and provided a range of values, of which the Company recorded $118,542 at the lower end of its fair value estimate range.

To account for the difference between the fair value of net assets acquired of $118,542 and the total fair value of consideration payable of $71,116, the Company recognized a bargain purchase gain on Cariboo acquisition on the statement of comprehensive income of $47,426 for the year ended December 31, 2024.

The fair values of accounts receivable, reclamation deposits and accounts payable and other liabilities were determined to approximate their book values. The fair value of debt owed to third parties was determined based on the principal amounts outstanding as the interest rate on the debt was considered at market. Deferred tax liabilities were determined based on 50% of the available tax pools and other tax attributes of Cariboo. The fair value of the reclamation and closure cost provisions were estimated using discounted cash flows of future expenditures to settle the obligation for disturbances at the Acquisition Date. The fair value of property, plant and equipment other than mineral properties and the major mill equipment and infrastructure were determined based on the estimated fair value of plant and other equipment in use and independent equipment appraisals on certain mobile equipment. The remaining portion of the fair value of net assets acquired was attributable to mineral properties and the major mill equipment and infrastructure within property, plant and equipment which are amortizable over the estimated remaining life of Gibraltar on a units of production basis.

As at December 31, 2024, the estimated present value of the outstanding Cariboo Purchase consideration payable to Dowa and Furukawa is as follows:

Fair value of the Purchase Consideration payable as at Acquisition Date	71,116
Consideration paid in the year	(5,000)
Accretion on consideration payable	7,543
Current and Long term Cariboo consideration payable	73,659

From the Acquisition Date to December 31, 2024, $16,246 of the Company's consolidated net income relates to its share of Cariboo, the Company additionally recognized $547 of acquisition related costs (100% basis) that were included in other expenses.

The following table presents unaudited pro forma results for the year ended December 31, 2024, as though the acquisition had taken place as of January 1, 2024. Additionally, net income was adjusted to exclude acquisition- related costs incurred.

	Year ended December 31,
Pro forma information	2024	2023
Revenue	623,509	631,675
Net (loss) income	(11,547)	105,324

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

3. ACQUISITION OF CARIBOO COPPER CORPORATION (CONTINUED)

b) Deemed Disposition at Fair Value of 87.5% Gibraltar Interest on Acquisition of Control

Prior to the Company's acquisition of the remaining 50% of Cariboo from Dowa and Furukawa on March 25, 2024, the Company had joint control over the joint arrangement and proportionately consolidated its 87.5% effective interest of all the Gibraltar joint venture's assets, liabilities, income and expenses. On March 25, 2024, the Company acquired the remaining 12.5% interest through its purchase of Cariboo thereby increasing its effective interest to 100% in Gibraltar. As a result, the Company obtained full control and transitioned from joint control and a joint arrangement under IFRS 11 Joint Arrangements to full control under IFRS 10 Consolidated Statements and IFRS 3 Business Combinations. This transition in applicable standards requires the Company to reassess its previously held 87.5% interest in Gibraltar and remeasure this interest at fair value as of the March 25, 2024 acquisition date, with any gains or losses recognized immediately in the statement of comprehensive income. Additionally, the Company is required to measure all identifiable assets acquired and liabilities assumed at their fair values on this deemed acquisition date.

Management assessed whether there was a gain on the date of the acquisition based upon it's review of estimated fair values of the assets acquired and liabilities assumed. The fair value of the net assets acquired at March 25, 2024 was determined using a discounted cash flow model for the 87.5% interest in Gibraltar and also considering cash and working capital of Gibraltar Mines Ltd., a wholly owned subsidiary of Taseko which owns the 75% interest in the Gibraltar joint venture, and the 50% interest of Cariboo held by Taseko immediately before the deemed disposal and reacquisition. The discounted cash flow model included key assumptions on future production and estimated remaining reserves of Gibraltar, operating assumptions, metal prices, operating and capital costs, and foreign exchange rates, and a discount rate based on an estimate of the Company's weighted average cost of capital. The discounted cash flow model was analyzed using a range of inputs and assumptions and provided a range of values, of which the Company recorded net asset value at the lower end of its fair value estimate range.

The fair values of accounts receivable, reclamation deposits and accounts payable and other liabilities were determined to approximate their book values. The fair value of debt owed to third parties was determined based on the principal amounts outstanding as the interest rate on the debt was considered at market. Deferred tax liabilities were determined based on the tax pools and attributes of Gibraltar Mines Ltd., which owns the 75% effective interest, and 50% of the available tax pools and tax attributes of Cariboo. The fair value of the reclamation and closure cost provisions were estimated using discounted cash flows of future expenditures to settle the obligation for disturbances at the Acquisition Date. The fair value of property, plant and equipment other than mineral properties and the major mill equipment and infrastructure were determined based on the estimated fair value of plant and other equipment in use and independent equipment appraisals on certain mobile equipment, major mill equipment and infrastructure within property, plant, and equipment. The remaining portion of the fair value of net assets acquired was attributable to mineral properties which are amortizable over the estimated remaining life of Gibraltar on a units of production basis.

The fair value of inventories was determined based on their net realizable value, whereby the future estimated cash flows from sales of payable metal produced were adjusted for costs to complete. The fair value of inventories was determined based on their net realizable value, whereby the future estimated cash flows from sales of payable metal produced were adjusted for costs to complete. For finished goods inventory consisting of copper concentrate inventory, the fair value as at the deemed acquisition date was determined to be $37,717 compared to the book value of $22,735, which resulted in a gain of $14,982.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

3. ACQUISITION OF CARIBOO COPPER CORPORATION (CONTINUED)

b) Deemed Disposition at Fair Value of 87.5% Gibraltar Interest on Acquisition of Control (continued)

In total, a gain of $14,982 was immediately recognized in the statement of comprehensive income for year ended December 31, 2024. In addition, for ore stockpiles and molybdenum concentrate inventory, the fair value as at the deemed acquisition date was determined to be $134,723 compared to the book value of $121,381, which resulted in a reclassification between mineral property and inventory of $13,342.

The assets acquired and liabilities assumed for the Company's 87.5% effective interest in Gibraltar on March 25, 2024, based upon their estimated fair values at the deemed acquisition date, are as follows:

Cash and cash equivalents	5,122
Accounts receivable and other asset	21,302
Inventory	172,440
Property, plant and equipment and mineral properties	801,700
Accounts payable and other liabilities	(50,192)
Debt	(50,002)
Provision for environmental rehabilitation	(140,190)
Total fair value of net assets	760,180

Between March 26 and December 31, 2024, the Company sold $43,105 of concentrate inventory with a gross profit of $17,122 that it wrote up to fair value on the March 25, 2024 deemed acquisition date. The $17,122 write up consists of the fair value inventory adjustments of $2,140 on acquisition of Cariboo from Dowa and Furukawa and $14,982 on deemed disposition of the Gibraltar interest on acquisition of control. In addition, the Company sold or processed other inventory that were written up to fair value of $9,227. For the year ended December 31, 2024, inventory write-ups to net realizable value totaling $26,349 was recognized in the statement of comprehensive income.

c) Acquisition of Cariboo from Sojitz in 2023

On March 15, 2023, the Company completed the acquisition of an additional 12.5% interest in the Gibraltar from Sojitz pursuant to its acquisition of Sojitz's 50% interest in Cariboo. The acquisition price consisted of a minimum amount of $60 million payable over a five-year period and potential contingent performance payments depending on Gibraltar copper revenues and copper prices over the next five years. An initial $10 million was paid to Sojitz upon closing and the remaining minimum amount is payable in $10 million annual instalments over five years. There is no interest payable on the minimum amounts and the second instalment of $10 million was paid in February 2024.

The contingent performance payments are payable annually for five years only if the average LME copper price exceeds US$3.50 per pound in a year. The payments are calculated by multiplying Gibraltar copper revenues by a price factor, which is based on a sliding scale ranging from 0.38% at US$3.50 per pound copper to a maximum of 2.13% at US$5.00 per pound copper or above. Total contingent payments cannot exceed $57 million over the five- year period, limiting the acquisition cost to a maximum of $117 million. The total purchase consideration was discounted to determine fair value and the amounts as at March 15, 2023 were estimated as follows:

Fixed instalments payable	51,387
Contingent performance payments payable	28,010
Total fair value of consideration payable	79,397

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

3. ACQUISITION OF CARIBOO COPPER CORPORATION (CONTINUED)

c) Acquisition of Cariboo from Sojitz in 2023 (continued)

The purchase consideration was allocated to the assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. The following sets forth the allocation of the purchase price:

	Preliminary Purchase		Final Purchase
	Price Allocation	Adjustment	Price Allocation
Cash and cash equivalents	13,467	-	13,467
Accounts receivable and other assets	1,525	-	1,525
Reclamation deposits	6,262	-	6,262
Inventory	15,860	-	15,860
Property, plant and equipment	72,304	43,275	115,579
Deferred tax asset	5,594	2,937	8,531
Accounts payable and other liabilities	(8,535)	-	(8,535)
Debt	(9,144)	-	(9,144)
Provision for environmental rehabilitation	(17,936)	-	(17,936)
Total fair value of net assets acquired	79,397	46,212	125,609

To account for the difference between the fair value of net assets acquired of $125,609 and the total fair value of consideration payable of $79,397, the Company recognized a bargain purchase gain on Cariboo acquisition on the statement of comprehensive income of $46,212 for the year ended December 31, 2023.

As at December 31, 2024, outstanding Cariboo consideration payable to Sojitz is as follows:

Fixed consideration payable	35,846
Contingent performance payments payable	36,363
Total Cariboo consideration payable	72,209
Less current portion:
Fixed consideration payable	9,915
Contingent performance payments payable	6,532
Long-term portion of Cariboo consideration payable	55,762

The contingent performance payment of $4,549 for the 2023 calendar year was paid on April 1, 2024. The Company recognized $263 of acquisition-related costs that were included in other expenses in the year ended December 31, 2023.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

4. REVENUE

	Years ended December 31,
	2024	2023
Copper contained in concentrate	573,479	512,376
Copper price adjustments on settlement	1,533	818
Molybdenum concentrate	40,445	31,713
Molybdenum price adjustments on settlement	1,267	(1,013)
Silver (Note 19)	6,437	6,346
Total gross revenue	623,161	550,240
Less: Treatment and refining costs	(15,068)	(25,268)
Revenue	608,093	524,972

As a result of the acquisition of Cariboo, after March 25, 2024, the financial results of the Company reflect its wholly owned interest in the Gibraltar mine (Note 3). Financial results between March 16, 2023 and March 24, 2024 reflect the Company's 87.5% share of Gibraltar's mine revenues and before March 15, 2023 reflects the 75% interest.

5. COST OF SALES AND OTHER OPERATIONAL COSTS

	Years ended December 31,
	2024	2023
Site operating costs	367,689	309,805
Transportation costs	35,413	30,045
Change in inventories:
Changes in finished goods	23,852	(5,546)
Changes in sulphide ore stockpiles	2	(1,828)
Changes in oxide ore stockpiles	(9,870)	(14,858)
Production costs	417,086	317,618
Depletion and amortization	73,852	56,940
Cost of sales	490,938	374,558
Other operating cost:
Crusher relocation costs	16,141	-
Site care and maintenance	2,524	-
Other operating costs	18,665	-

Insurance recovery	(26,290)	-

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

5. COST OF SALES AND OTHER OPERATIONAL COSTS (CONTINUED)

As a result of the acquisition of Cariboo, after March 25, 2024, the financial results of the Company reflect its wholly owned interest in the Gibraltar mine (Note 3). Financial results between March 15, 2023 and March 24, 2024 include the Company's 87.5% share of Gibraltar's cost of sales and other operational costs and prior to March 15, 2023, the financial results reflects the 75% interest.

Site operating costs include personnel costs, non-capitalized waste stripping costs, repair and maintenance costs, consumables, operating supplies and external services.

For the year ended December 31, 2024, the Company has recognized costs of $16,141 in the statement of comprehensive income (loss) related to the in-pit primary crusher relocation project which includes relocation related costs for the physical move of the primary crusher to its new location, demolition costs for the old station and $4.1 million in writedowns of decommissioned conveyor components considered redundant.

In June 2024, operations at the Gibraltar mine were suspended for 18 days due to the unionized workforce strike which started on June 1, 2024. The resulting care and maintenance costs during the 18 day period amounted to $2,524 are expensed as incurred and do not form part of the cost of inventory and cost of sales. Operations at Gibraltar resumed on June 19, 2024, after the ratification of a new agreement by union members.

With the component replacement in Concentrator #2 completed in January 2024, the Company finalized its insurance claim for associated property damage and business interruption as a result of a component failure. During the year ended December 31, 2024 , the Company recognized an insurance recovery of $26,290 related to the business interruption portion of the insurance claim in the statement of comprehensive income as a credit against operating costs as it relates to estimated lost revenue.

6. COMPENSATION EXPENSE

	Years ended December 31,
	2024	2023
Wages, salaries and benefits	115,730	97,929
Post-employment benefits	879	921
Share-based compensation expense (Note 22)	9,425	6,326
	126,034	105,176

Compensation expense is presented as a component of cost of sales, general and administrative expense, and project development costs.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

7. DERIVATIVE INSTRUMENTS

a) Derivative Instruments - Copper Price and Fuel Contracts

The following is a summary of the derivative transactions entered into by the Company during the years ended December 31, 2024 and 2023:

	Years ended December 31,
	2024	2023
Net gain (loss) on copper price and fuel contracts (a)	15,679	(4,919)
Fair value adjustment on Florence copper stream derivative (b)	(10,880)	-
Gain (loss) on derivatives	4,799	(4,919)

Date of
purchase	Contract	Quantity	Strike price	Period	Cost
Jan 2023	Copper collar	42 million lbs	US$3.75/ US$4.70 per lb	Jul 2023 - Dec 2023	Zero cost
Oct 2023	Copper put	21 million lbs	US$3.25 per lb	Jan 2024 - Mar 2024	1,632
Nov 2023	Copper put	21 million lbs	US$3.25 per lb	Apr 2024 - Jun 2024	1,556
Jan 2023	Fuel call options	12 million ltrs	US$1.00 per ltr	Jul 2023 - Dec 2023	941

Mar 2024	Copper collar	42 million lbs	US$3.75/ US$5.00 per lb	Jul 2024 - Dec 2024	1,985
Apr 2024	Copper collar	54 million lbs	US$4.00/ US$5.00 per lb	Jan 2025 - Jun 2025	2,563
Apr 2024	Copper collar	54 million lbs	US$4.00/ US$5.40 per lb	Jul 2025 - Dec 2025	2,222
Feb 2024	Fuel call options	12.5 million ltrs	US$0.79 per ltr	Feb 2024 - Jun 2024	165
Sept 2024	Fuel call options	18 million ltrs	US$0.65 per ltr	Jan 2025 - Jun 2025	561

During the year ended December 31, 2024, the Company recognized a net realized loss of $5,177 (2023 - $1,041) on copper collar contracts and a net realized loss of $165 (2023 - $2,004) on fuel call options that expired out-of- the-money.

The following is a summary of the realized and unrealized derivative gain or loss incurred during the years ended December 31, 2024 and 2023:

	Years ended December 31,
	2024	2023
Net realized loss on settled copper options and collars	(5,177)	(1,041)
Net unrealized gain (loss) on outstanding copper options and collars	21,250	(2,677)
Realized loss on fuel call options	(165)	(2,004)
Unrealized gain (loss) on fuel call options	(229)	803
	15,679	(4,919)

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

7. DERIVATIVE INSTRUMENTS (CONTINUED)

a) Derivative Instruments - Copper Price and Fuel Contracts (continued)

Details of the outstanding copper price option contracts as at December 31, 2024 are summarized in the following table:

	Quantity	Strike price	Period	Cost	Fair value
Copper collars	54 million lbs	US$4.00 per lb US$5.00 per lb	H1 2025	2,563	10,454
Copper collars	54 million lbs	US$4.00per lb US$5.40 per lb	H2 2025	2,222	16,114
Fuel call options	18 million ltrs	US$0.65 per ltr	H1 2025	561	332

b) Derivative Instruments - Florence Copper Stream

On December 19, 2022, the Company signed agreements with Mitsui & Co. (U.S.A.) Inc. ("Mitsui") to form a strategic partnership to develop the Florence Copper project. Mitsui has committed to an initial investment of US$50 million, with proceeds to be used for the construction of the commercial production facility. The initial investment is in the form of a copper stream agreement (the "Copper Stream") on 2.67% of the copper produced at Florence Copper, with Mitsui to pay a delivery price equal to 25% of the market price of copper delivered under the contract.

In addition, Mitsui has acquired an option to invest an additional US$50 million for a 10% equity interest in Florence Copper (the "Equity Option"). The Equity Option is exercisable by Mitsui at any time up to three years following the completion of construction of the commercial production facility. If Mitsui elects to exercise its Equity Option, the Copper Stream will terminate. If the Equity Option is not exercised by its expiry date, the Company will have the right to buy back 100% of the Copper Stream; otherwise, it will terminate once 40 million pounds of copper have been delivered under the agreement.

As part of the arrangement, Taseko and Mitsui have entered into an offtake contract for 81% of the copper cathode produced at Florence during the initial years of production. The initial offtake agreement will cease and be replaced with a marketing agency agreement if the Equity Option is exercised by Mitsui. Mitsui's offtake entitlement would also reduce to 30% if the Equity Option is not exercised by its expiry date, until the Copper Stream deposit is reduced to nil.

During the year, the Company received the first four US$10 million instalments of the US$50 million Copper Stream. The remaining US$10 million was received on January 27, 2025.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

7. DERIVATIVE INSTRUMENTS (CONTINUED)

b) Derivative Instruments - Florence Copper Stream (continued)

For accounting purposes, the Mitsui agreement is classified as a financial instrument and includes derivatives that must be fair valued at each reporting period. The Company has determined that the carrying value of the financial instrument and the fair value of the derivatives is $67,813 as at December 31, 2024, based on the timing of future instalment payments, estimates of future production, future copper prices, and other relevant factors. For the year ended December 31, 2024, the Company recorded an unrealized loss of $10,880 in the statement of comprehensive income.

Proceeds from Florence copper stream	54,842
Deferred financing fees	(1,086)
Fair value adjustment on Florence copper stream derivative	10,880
Unrealized foreign exchange gain	3,177
Florence copper stream as at December 31, 2024	67,813

8. OTHER INCOME (EXPENSE)

	Years ended December 31,
	2024	2023
Management fee income	198	713
Other operating income (expense), net	(505)	18
Other income (expense)	(307)	731

9. FINANCE AND ACCRETION EXPENSES

	Years ended December 31,
	2024	2023
Interest expense	61,886	48,181
Amortization of deferred financing charges	2,515	2,791
Finance income	(5,175)	(2,972)
Loss on settlement of long-term debt (Note 17a)	4,646	-
Less: interest expense capitalized (Note 14)	(23,060)	(8,865)
Finance expenses, net	40,812	39,135
Accretion on deferred revenue (Note 19)	7,244	6,652
Accretion on PER (Note 20)	2,780	2,328
Accretion and fair value adjustment on Cariboo consideration payable (Note 3)	23,920	1,779
Accretion and fair value adjustment on Florence royalty obligation (Note 18)	12,993	-
Accretion expenses	46,937	10,759

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

9. FINANCE AND ACCRETION EXPENSES (CONTINUED)

For the year ended December 31, 2024, interest expense includes $1,378 (2023 - $1,945) from lease liabilities and lease related obligations.

As part of the senior secured notes refinancing completed in April 2024, the Company redeemed its US$400 million aggregate principal amount of senior secured notes (the "2026 Notes") on April 23, 2024, which resulted in an accounting loss of $4,646 due to the accumulated write-off of deferred financing costs. $1,742 of the accounting loss was capitalized to the Florence Copper development costs, as further discussed below.

The Company also paid a one-time redemption call premium of $9,571 on the settlement of the 2026 Notes, which is not included in net financing expenses shown above.

For the year ended December 31, 2024, $23,060 (2023 - $8,865) of borrowing costs have been capitalized to Florence Copper development costs (Note 14).

10. INCOME TAX

a) Income Tax Expense

	Years ended December 31,
	2024	2023
Current income tax:
Current expense	3,482	3,002
Deferred income tax:
Origination and reversal of temporary differences	31,061	47,036
Deferred tax adjustments related to prior periods	(3,001)	105
Deferred income tax expense	28,060	47,141
Income tax expense	31,542	50,143

b) Effective Tax Rate Reconciliation

	Years ended December 31,
	2024	2023
Income tax expense (recovery) at Canadian statutory rate of 36.5%	6,603	48,484
Permanent differences	20,684	2,641
Foreign tax rate differential	629	102
Unrecognized tax benefits	6,627	(1,189)
Deferred tax adjustments related to prior periods	(3,001)	105
Income tax expense	31,542	50,143

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

10. INCOME TAX (CONTINUED)

c) Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at December 31,
	2024	2023
Property, plant and equipment	(3,620)	(1,835)
Other financial assets	6,370	2,830
Provisions	-	(11)
Other financial liabilities	(9,585)	(3,442)
Tax loss carry forwards and other tax attributes	32,061	20,229
Deferred tax assets	25,226	17,771

Property, plant and equipment	(336,232)	(261,258)
Other financial assets	31,511	7,462
Provisions	44,096	37,951
Other financial liabilities	-	(109)
Tax loss carry forwards	76,661	83,460
Deferred tax liabilities	(183,964)	(132,494)

d) Unrecognized Deferred Tax Assets and Liabilities

	As at December 31,
	2024	2023
Deductible temporary differences:
Debt	89,820	78,359
Losses and tax pools	28,082	28,082
Other financial assets	16,951	15,314
Deferred tax asset:
Debt	17,096	10,469
Losses and tax pools	7,582	7,582
Other financial assets	2,288	2,067

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits. There are no unrecognized deferred tax liabilities.

Losses and tax pools of $28,082 (2023 - $28,082) relate to non-capital losses in Canada which expire between 2027 and 2039.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

11. ACCCOUNTS RECEIVABLE

	As at December 31,
	2024	2023
Trade and settlement receivables	5,397	11,039
Insurance proceeds receivable	16	4,057
Other receivables	230	1,418
Accounts receivable	5,643	16,514

12. INVENTORIES

	As at December 31,
	2024	2023
Current:
Sulphide ore stockpiles	76,696	57,678
Copper contained in concentrate	14,932	17,356
Molybdenum concentrate	642	711
Materials and supplies	46,620	47,197
	138,890	122,942
Long term:
Oxide ore stockpiles	39,586	17,554
	178,476	140,496

No adjustments to net realizable value were recorded for the year ended December 31, 2024. For the year ended December 31, 2023, the Company recorded a write-down of $7,613 to adjust the carrying value of ore stockpiles to lower of cost and net realizable value of which $1,695 is recorded in depletion and amortization and the balance in production costs.

13. OTHER FINANCIAL ASSETS

	As at December 31,
	2024	2023
Marketable securities	895	1,333
Copper price options (Note 7)	26,568	3,724
Fuel call options (Note 7)	332	-
Other financial assets, current	27,795	5,057
Investment in private companies	500	1,200
Reclamation deposits	459	6,696
Other financial assets, long-term	959	7,896

The Company holds strategic investments in publicly traded and privately owned mineral exploration and development companies, including marketable securities. Marketable securities and investments in privately owned companies are accounted for at fair value through other comprehensive income.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

14. PROPERTY, PLANT AND EQUIPMENT

	Property
	acquisition	Mineral	Plant and	Construction
Cost	costs	properties	equipment	in progress	Total
As at January 1, 2023	115,442	661,268	803,183	145,718	1,725,611
Additions	-	102,346	31,305	72,690	206,341
Cariboo acquisition (Note 3)	-	34,520	75,686	5,373	115,579
Changes in rehabilitation cost asset	-	12,673	-	-	12,673
Disposals	-	-	(18,911)	-	(18,911)
Foreign exchange translation	(2,029)	(2,415)	(1,516)	(2,082)	(8,042)
Transfers between categories	-	-	17,975	(17,975)	-
As at December 31, 2023	113,413	808,392	907,722	203,724	2,033,251
Additions	-	63,581	34,351	309,586	407,518
Cariboo acquisition (Note 3)	-	55,763	65,197	5,234	126,194
Deemed disposition (Note 3)	-	(12,838)	(504)	-	(13,342)
Changes in rehabilitation cost asset	-	1,481	-	-	1,481
Disposals	-	-	(44,658)	-	(44,658)
Foreign exchange translation	7,774	12,586	1,056	26,792	48,208
Transfers between categories	-	-	119,585	(119,585)	-
As at December 31, 2024	121,187	928,965	1,082,749	425,751	2,558,652

Accumulated depreciation
As at January 1, 2023	-	337,048	359,323	-	696,371
Depletion and amortization	-	14,008	54,732	-	68,740
Disposals	-	-	(17,861)	-	(17,861)
As at December 31, 2023	-	351,056	396,194	-	747,250
Depletion and amortization	-	66,324	13,410	-	79,734
Disposals	-	-	(38,434)	-	(38,434)
As at December 31, 2024	-	417,380	371,170	-	788,550

Net book value
As at December 31, 2023	113,413	457,336	511,528	203,724	1,286,001
As at December 31, 2024	121,187	511,585	711,579	425,751	1,770,102

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

14. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

The following schedule shows the continuity of property, plant and equipment net book value for the year ended December 31, 2024 and 2023:

		As at December 31,
	2024	2023
Net book value as at January 1	1,286,001	1,029,240
Additions:
Gibraltar capitalized stripping costs	35,771	61,614
Gibraltar sustaining capital expenditures	29,963	32,724
Gibraltar capital expenditures	20,803	31,291
Cariboo acquisition (Note 3)	126,194	115,579
Deemed disposition (Note 3)	(13,342)	-
Florence Copper development costs	287,265	59,178
Florence Copper capitalized borrowing costs	23,060	8,865
Yellowhead development costs	3,049	826
Aley development costs	1,289	1,011
Other items:
Right of use assets	6,317	10,981
Rehabilitation costs asset (Note 20)	1,481	12,673
Disposals	(6,223)	(1,199)
Foreign exchange translation and other	48,208	(8,042)
Depletion and amortization	(79,734)	(68,740)
Net book value as at December 31	1,770,102	1,286,001

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

14. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Gibraltar	Florence
Net book value	Mine	Copper	Yellowhead	Aley	Other	Total
As at December 31, 2022	610,399	380,987	21,950	14,873	1,031	1,029,240
Cariboo acquisition (Note 3)	115,579	-	-	-	-	115,579
Net additions	135,234	68,162	884	1,011	-	205,291
Changes in rehabilitation cost asset (Note 20)	12,673	-	-	-	-	12,673
Depletion and amortization	(68,377)	-	(8)	-	(355)	(68,740)
Foreign exchange translation	-	(8,042)	-	-	-	(8,042)
As at December 31, 2023	805,508	441,107	22,826	15,884	676	1,286,001
Cariboo acquisition (Note 3)	126,194	-	-	-	-	126,194
Deemed disposition (Note 3)	(13,342)	-	-	-	-	(13,342)
Net additions	86,372	310,584	3,049	1,289	-	401,294
Changes in rehabilitation costs asset (Note 20)	445	1,036	-	-	-	1,481
Depletion and amortization	(79,266)	-	(113)	-	(355)	(79,734)
Foreign exchange translation	-	48,208	-	-	-	48,208
As at December 31, 2024	925,911	800,935	25,762	17,173	321	1,770,102

During the year ended December 31, 2024, the Company capitalized development costs of $287,524 (2023 - $59,178) for the Florence Copper project, and capitalized $23,060 (2023 - $8,865) in related borrowing costs.

During the year ended December 31, 2024, non-cash additions to property, plant and equipment of Gibraltar include $5,784 (2023 - $10,835) of depreciation on mining assets related to capitalized stripping.

Since January 1, 2020, development costs for Yellowhead of $9,537 have been capitalized as mineral property, plant and equipment.

Depreciation related to the right of use assets for the year ended December 31, 2024, was $12,269 (2023 - $10,740).

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

15. GOODWILL

Goodwill was recorded on the Company's acquisition of Curis Holdings (Canada) Ltd. ("Curis") in 2014, which at the time indirectly owned 100% of the Florence Copper Project. During the year ended December 31, 2024, the carrying value of the goodwill increased by $469 (2023 - decreased by $122) due to foreign currency translation.

The Company performed its annual goodwill impairment test, and the recoverable amount of the Curis CGU was determined to be higher than its carrying amount, with no impairment loss recognized.

16. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31,
	2024	2023
Trade payables	45,417	28,557
Accrued liabilities	84,510	43,191
Accounts payable and accrued liabilities	129,927	71,748

17. DEBT

	As at December 31,
	2024	2023
Lease liabilities (d)	7,638	11,040
Gibraltar equipment loans (e)	18,579	11,105
Florence project facility (f)	6,636	5,513
Current portion of long-term debt	32,853	27,658
Senior secured notes (a)	719,250	529,880
Revolving credit facility (b)	-	26,494
Lease liabilities (d)	5,658	6,929
Gibraltar equipment loans (e)	30,419	26,887
Florence project facility (f)	22,522	26,851
Deferred financing fees	(13,494)	(6,808)
Long-term debt	764,355	610,233
Total debt	797,208	637,891

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

17. DEBT (CONTINUED)

a) Senior Secured Notes

On April 23, 2024, the Company completed an offering of US$500 million aggregate principal amount of senior secured notes (the "2030 Notes"). The 2030 Notes mature on May 1, 2030, and bear interest at an annual rate of 8.25%, payable semi-annually on May 1 and November 1. The majority of the proceeds were used to redeem the outstanding 2026 Notes. The remaining proceeds, net of transaction costs, call premium, and accrued interest, of approximately $110 million (US$81 million), were available for capital expenditures, including for Florence Copper and Gibraltar, working capital, and general corporate purposes.

The 2030 Notes are secured by liens on the shares of Taseko's wholly owned subsidiary, Gibraltar Mines Ltd., and the subsidiary's rights under the joint venture agreement related to Gibraltar, as well as the shares of Curis, Florence Holdings Inc. ("Florence Holdings"), and Cariboo. The 2030 Notes are guaranteed by each of Taseko's existing and future restricted subsidiaries. The liens on the collateral securing the notes and the guarantees will be first liens, junior in priority to the corresponding liens of the revolving credit facility. The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends, and other restricted payments. However, there are no maintenance covenants with respect to the Company's financial performance.

The Company may redeem some or all of the 2030 Notes at any time on or after November 1, 2026, at redemption prices ranging from 104.125% to 100%, plus accrued and unpaid interest to the date of redemption. Prior to November 1, 2026, all or part of the notes may be redeemed at 100%, plus a make-whole premium, plus accrued and unpaid interest to the date of redemption. Until November 1, 2026, the Company may redeem up to 10% of the aggregate principal amount of the notes, at a redemption price of 103%, plus accrued and unpaid interest to the date of redemption. In addition, until November 1, 2026, the Company may redeem up to 40% of the aggregate principal amount of the notes, in an amount not greater than the net proceeds of certain equity offerings, at a redemption price of 108.25%, plus accrued and unpaid interest to the date of redemption. On a change of control, the 2030 Notes are redeemable at the option of the holder at a price of 101%.

b) Revolving Credit Facility

The Company has in place a secured US$80 million revolving credit facility (the "Facility"). The facility is secured by first liens against Taseko's rights under the Gibraltar joint venture, as well as the shares of Gibraltar Mines Ltd., Curis Holdings (Canada) Ltd., Florence Holdings and Cariboo. The Facility is available for capital expenditures, working capital and general corporate purposes. The maturity date of the Facility is July 2, 2026. On November 6, 2024, the Company entered into an amendment, pushing out the Facility's maturity to November 2027. The Company also upsized the facility amount from US$80 million to US$110 million.

Amounts outstanding under the Facility bear interest at the Adjusted Term SOFR rate plus an applicable margin and have a standby fee of 1.00%. As at December 31, 2024, no amount was advanced under the Facility (December 31, 2023 - US$20 million). The Facility has customary covenants for a revolving credit facility. Financial covenants include a requirement for the Company to maintain a senior debt leverage ratio, an interest coverage ratio, a minimum tangible net worth and a minimum liquidity amount, as defined under the Facility. The Company was in compliance with these covenants as at December 31, 2024.

c) Letter of Credit Facilities

The Gibraltar joint venture has in place a $7 million credit facility for the purpose of providing letters of credit ("LC") to key suppliers of Gibraltar to assist with ongoing trade finance and working capital needs. Any LCs issued under the facility will be guaranteed by Export Development Canada ("EDC") under its Account Performance Security Guarantee program. The facility is renewable annually, is unsecured and contains no financial covenants.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

17. DEBT (CONTINUED)

c) Letter of Credit Facilities (continued)

As at December 31, 2024, a total of $3.75 million in LCs was issued and outstanding under this LC facility (December 31, 2023 - $3.75 million).

The Company also has a US$4 million credit facility for the sole purpose of issuing LCs to certain key contractors in conjunction with the development of Florence Copper. Any LCs issued under this facility will also guaranteed by EDC. The facility is renewable annually, is unsecured and contains no financial covenants. As at December 31, 2024, no LCs were issued and outstanding under this LC facility.

d) Lease Liabilities

Lease liabilities include the Company's outstanding lease liabilities under IFRS 16, Leases. As at December 31, 2024, the net carrying amount of leased assets was $11,481 (2023 - $18,537). The lease liabilities have monthly repayment terms ranging from 12 to 72 months.

e) Gibraltar Equipment Loans

The equipment loans as at December 31, 2024, are secured by most of the existing mobile mining equipment at the Gibraltar mine. These loans commenced between December 2022 and December 2024, have monthly repayment terms of 48 months, and carry interest rates ranging from 6.3% to 9.4%.

f) Florence Project Facility

In the fourth quarter of 2023, the Company entered into a Florence project debt facility with Bank of America, secured against specific equipment, for total proceeds of US$25 million. The facility contains no financial covenants and has monthly repayments over a term of 60 months. The equipment facility bears interest at a blended rate of 9.3%.

g) Debt Continuity

The following schedule shows the continuity of total debt for the years ended December 31, 2024 and 2023:

	2024	2023
Total debt as at January 1	637,891	586,569
Issuance of 2030 Notes	683,650	-
Settlement of 2026 Notes	(546,920)	-
Write-off of deferred financing charges (Note 9)	4,646	-
Deferred financing charges	(13,780)	(190)
Lease and loan additions	9,548	12,267
Net proceeds from Equipment loans	15,673	45,302
Lease and equipment loans from Cariboo acquisition (Note 3)	7,143	9,144
Lease liabilities and equipment loans repayments	(35,466)	(31,953)
Revolving credit facility advance (repayment)	(26,494)	26,494
Unrealized foreign exchange loss (gain)	58,802	(12,533)
Amortization of deferred financing charges (Note 9)	2,515	2,791
Total debt as at December 31	797,208	637,891

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

18. FLORENCE ROYALTY OBLIGATION

On January 15, 2024, Florence Holdings, an indirect wholly owned subsidiary of Taseko, entered into agreements with Taurus Mining Royalty Fund L.P. ("Taurus"), pursuant to which Florence Holdings received US$50 million from Taurus in exchange for a perpetual gross revenue royalty interest in certain real property, mining and other rights held by Florence. The basic royalty rate is 1.95% of the gross revenue from the sale of all copper from Florence Copper for the life of the mine. If the project completion of Florence Copper, as defined under the agreements, is reached after July 31, 2025, the royalty rate increases to 2.05%. Proceeds from the royalty transaction were contributed to Florence Copper and are available to fund the construction and development of the commercial production facility. The royalty constitutes a customary lien and encumbrance on Florence Copper's mineral and property rights, is registered as an interest in the Florence Copper mine and is unsecured.

Under the purchase agreement with Florence Holdings, Taurus has a put right to transfer the royalty back to Florence Holdings upon the occurrence of certain circumstances, including specific breaches of the transaction document or if project completion of Florence Copper has not occurred by the long stop completion date of January 31, 2027. If Taurus exercises this put right, Florence Holdings shall pay to Taurus an amount based on the net present value of the royalty or, if the put right is exercised due to project completion being delayed beyond the long stop completion date, the original purchase price paid by Taurus. As part of the transaction, Taseko, Curis and Florence Holdings provided an unsecured guarantee to Taurus for the obligations of Florence Copper.

For accounting purposes, the purchase agreement with Taurus is classified as a financial instrument and is recorded as a financial liability at amortized cost. The Company has identified embedded derivatives, which, as of December 31, 2024, had no estimated value. For the year ended December 31, 2024, the Company recorded an accretion and fair value adjustment on the royalty obligation of $12,993 in the statement of comprehensive income.

Proceeds from Florence royalty obligation	67,695
Deferred financing fees	(1,086)
Accretion and fair value adjustments on Florence royalty obligation (Note 9)	12,993
Unrealized foreign exchange loss	4,781
Florence royalty obligation as at December 31, 2024	84,383

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

19. DEFERRED REVENUE

	As at December 31,
	2024	2023
Current:
Customer advance payments (a)	4,311	3,096
Osisko - silver stream agreement (b)	9,355	7,250
Current portion of deferred revenue	13,666	10,346
Long-term portion of Osisko silver stream agreement (b)	77,327	59,720
Total deferred revenue	90,993	70,066

a) Customer Advance Payments

At December 31, 2024, the Company had received advance payments from a customer on 0.9 million pounds of copper concentrate inventory (2023 - 0.8 million pounds).

b) Silver Stream Purchase and Sale Agreement

On February 24, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. ("Osisko"), whereby the Company received upfront cash deposit payments totaling $52.7 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko. The Company receives no further cash consideration once silver deliveries are made under the agreement.

On June 28, 2023, the Company entered into an amendment to its silver stream with Osisko and received $13,586 for the sale of an equivalent amount of its 87.5% share of Gibraltar payable silver production until 6,254,500 ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko.

On December 20, 2024, the Company further amended the silver stream with Osisko and received US$12.7 million for the sale of an equivalent amount of its 100% share of Gibraltar payable silver production until 6,811,603 ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko.

All the amendments were accounted for as a contract modification under IFRS 15, Revenue from Contracts with Customers.

The Company has recorded the deposits from Osisko as deferred revenue and recognizes amounts in revenue as silver is delivered. The amortization of deferred revenue is calculated on a per-unit basis using the estimated total number of silver ounces expected to be delivered to Osisko over the life of the Gibraltar mine. The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months.

The following table summarizes changes in the Osisko deferred revenue:

	2024	2023
Balance as at January 1	66,970	53,229
Accretion on deferred revenue (Note 9)	7,244	6,652
Amortization of deferred revenue	(5,776)	(6,497)
Deferred revenue deposit (amendment to silver stream)	18,244	13,586
Ending balance as at December 31	86,682	66,970

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

20. PROVISION FOR ENVIRONMENTAL REHABILITATION

	2024	2023
Beginning balance as at January 1	145,786	113,725
Change in estimates	1,481	12,673
Accretion (Note 9)	2,780	2,328
Settlements	(949)	(740)
PER from Cariboo acquisition (Note 3)	20,027	17,936
Foreign exchange differences	445	(136)
Ending balance as at December 31	169,570	145,786

The PER represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities. The majority of these expenditures occur after the end of the life of the related operation. For the Gibraltar mine, it is anticipated that these costs will be incurred over a period of at least 100 years beyond the end of the current mine life based on known reserves. The change in the PER during 2024 is primarily due to the changes in the estimates of future cash flows required to settle the obligation and pre-tax risk-free discount rates applied in determining the obligation.

As at December 31, 2024, the Gibraltar mine PER was calculated on a present value basis for closure costs to be incurred in the first 30 years using a nominal risk-free discount rate of 3.00% (2023 - 2.96%) based on the 30 year overnight index swap (OIS) rate. For discounting annual closure cashflows beyond 30 years, a risk-free yield curve was extrapolated from the implied OIS swap rate for liquid, investment grade corporate bonds with durations between 50 to 100 years. A nominal risk-free rate of up to 4.19% was utilized in 2024 (2023 - 3.91%) for discounting closure costs up to 100 years from the estimated date of site closure for Gibraltar based on current reserves. A long-term inflation rate range between 1.89% to 1.67% (2023 - 1.72% to 1.65%) over tenors between 30 to 100 years was applied to derive nominal cash flow estimates. The PER calculation is sensitive to changes in the nominal risk-free rate and as at December 31, 2024 a 25 basis point increase or decrease could result in a change in the PER by approximately $23,680.

PER estimates are reviewed regularly and there have been adjustments to the amount and timing of cash flows as a result of updated information. Assumptions are based on the current economic environment, but actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning work required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation will depend on when the mine ceases production which, in turn, will depend on future mineral reserves, metal prices, operating conditions and many other factors which are inherently uncertain.

As at December 31, 2024, the Company has provided surety bonds to the regulatory authorities for its share of reclamation obligations totaling $108.5 million (2023 - $96.0 million) and no restricted cash (2023 - $6.3 million) for its share of Gibraltar's reclamation security. For Florence Copper, the Company has provided surety bonds totaling $51.9 million (2023 - $47.8 million) to the federal and state regulators as reclamation security. Security for reclamation obligations is returned once the site is reclaimed to a satisfactory level and there are no ongoing monitoring and maintenance requirements.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

21. EQUITY

a) Share Capital

Common shares
(thousands)
Common shares outstanding as at January 1, 2023	286,493
Common shares issued under PSU plan	1,597
Exercise of share options	1,910
Common shares outstanding as at January 1, 2024	290,000
Issuance of share from at-the-market equity offering program	12,061
Exercise of share options	2,615
Common shares outstanding as at December 31, 2024	304,676

The Company's authorized share capital consists of an unlimited number of common shares with no par value.

b) Contributed surplus

Contributed surplus represents employee entitlements to equity-settled share-based awards that have been charged to the statement of comprehensive income and loss in the periods during which the entitlements were accrued and have not yet been exercised.

c) Accumulated other comprehensive income ("AOCI")

AOCI is comprised of the cumulative net change in the fair value of FVOCI financial assets and cumulative translation adjustments arising from the translation of foreign subsidiaries.

d) At-the-market equity offering program

On May 3, 2023, the Company announced that it has entered into an equity distribution agreement providing for an at-the-market equity offering program ("ATM"). The total proceeds from potential share issuances made under the ATM would have an aggregate offering price of up to US$50 million. As at December 31, 2024, the Company issued 12,060,966 (2023 - nil) shares under the ATM program for total gross proceeds of $38,266 (2023 - nil).

Between January 1, 2025, and February 19, 2025, the Company issued 5,478,996 shares under the ATM program for total gross proceeds of $15,620.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

22. SHARE-BASED COMPENSATION

a) Share Options

The Company has an equity-settled share option plan approved by the shareholders that allows it to grant options to directors, officers, employees and other service providers. Under the plan, a maximum of 9.5% of the Company's outstanding common shares may be granted. The maximum allowable number of outstanding options to independent directors as a group at any time is 1% of the Company's outstanding common shares. The exercise price of an option is set at the time of grant using the five-day volume-weighted average price of the common shares. Options are exercisable for a maximum of five years from the effective date of grant under the plan. Vesting conditions of options are at the discretion of the Board of Directors at the time the options are granted.

	Options	Average
	(thousands)	price
Outstanding as at January 1, 2023	9,288	1.62
Granted	2,769	2.35
Exercised	(1,910)	0.80
Cancelled/forfeited	(182)	2.34
Expired	(1,166)	2.86
Outstanding as at January 1, 2024	8,799	1.85
Granted	2,996	1.88
Exercised	(2,615)	1.36
Cancelled/forfeited	(97)	1.97
Expired	(50)	0.91
Outstanding as at December 31, 2024	9,033	2.01
Exercisable as at December 31, 2024	6,226	2.00

During the year ended December 31, 2024, the Company granted 2,996,000 (2023 - 2,769,000) share options to directors, executives and employees, exercisable at an average exercise price of $1.88 per common share (2023 - $2.35 per common share) over a five-year period. The total fair value of options granted was $3,156 (2023 - $3,738) based on a weighted average grant-date fair value of $1.05 (2023 - $1.35) per option.

	Options	Average life
Range of exercise price	(thousands)	(years)
$0.69 to $1.58	2,217	0.89
$1.59 to $2.01	2,812	3.98
$2.02 to $2.58	3,914	2.61
$2.59 to $3.45	50	4.33
$3.46 to $3.51	40	4.77
	9,033	2.63

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)
22. SHARE-BASED COMPENSATION (CONTINUED)

a) Share Options (continued)

	2024	2023
Expected term (years)	5.0	5.0
Forfeiture rate	0%	0%
Volatility	64%	66%
Dividend yield	0%	0%
Risk-free interest rate	3.5%	3.0%
Weighted-average fair value per option	$1.05	$1.35

b) Deferred, Performance and Restricted Share Units

The Company has adopted a Deferred Share Unit ("DSU") Plan (the "DSU Plan") that provides for an annual grant of DSUs to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would, in the first instance, be used to assist in complying with the Company's share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

The Company has established a Performance Share Unit ("PSU") Plan (the "PSU Plan") whereby PSUs are issued to executives as long-term incentive compensation. PSUs issued under the PSU Plan entitle the holder to a cash or equity payment (as determined by the Board of Directors) at the end of a three-year performance period equal to the number of PSUs granted, adjusted for a performance factor and multiplied by the quoted market value of a Taseko common share on the completion of the performance period. The performance factor can range from 0% to 250% and is determined by comparing the Company's total shareholder return to those achieved by a peer group of companies. The Company has also established a non-executive employee Restricted Share Units ("RSUs") plan for employees as long-term incentive compensation.

A long-term financial liability of $8,152 has been recorded as at December 31, 2024 (2023 - $4,572), representing the fair value of the liability, which is based on the Company's stock price at the reporting period date.

	RSUs	DSUs	PSUs
	(thousands)	(thousands)	(thousands)
Outstanding at January 1, 2023	-	1,958	2,500
Granted	380	343	830
Settled	-	-	(1,375)
Outstanding as at January 1, 2024	380	2,301	1,955
Granted	500	304	880
Cancelled	(80)	-	-
Settled	-	-	-
Outstanding as at December 31, 2024	800	2,605	2,835

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

22. SHARE-BASED COMPENSATION (CONTINUED)

b) Deferred, Performance and Restricted Share Units (continued)

During the year ended December 31, 2024, 303,750 DSUs were issued to directors (2023 - 342,750), 880,000 PSUs to senior executives (2023 - 830,000) and 500,000 RSUs to non-executives (2023 - 380,000). The fair value of DSUs, PSUs and RSUs granted was $2,993 (2023 - $4,344), with a weighted average fair value at the grant date of $1.78 per unit for the DSUs (2023 - $2.37 per unit), $2.87 per unit for the PSUs (2023 - $4.25 per unit), and $1.78 per unit for the RSUs (2023 - $2.34).

c) Share-based Compensation Expenses

Share-based compensation expense is comprised as follows:

	2024	2023
Share options - amortization	3,133	3,452
Performance share units - amortization	2,713	2,178
Restricted share units - amortization	566	293
Change in fair value of deferred share units	3,013	403
	9,425	6,326

23. (LOSS) EARNINGS PER SHARE

(Loss) earnings per share, calculated on a basic and diluted basis, is as follows:

	Year ended December 31,
	2024	2023
Net (loss) income attributable to common shareholders - basic and diluted	(13,444)	82,726
(in thousands of common shares)
Weighted-average number of common shares	295,306	288,560
Effect of dilutive securities:
Stock options	-	2,419
Weighted-average number of diluted common shares	295,306	290,979
(Loss) Earnings per common share
Basic (loss) earnings per share	(0.05)	0.29
Diluted (loss) earnings per share	(0.05)	0.28

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

24. COMMITMENTS AND CONTINGENCIES

a) Commitments

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at December 31, 2024, are presented in the following table:

2025	7,826
2026	1,463
2027	-
2028	-
2029 and thereafter	-
Total commitments	9,289

As at December 31, 2024, the Company had commitments to incur capital expenditures of $47,863 (2023 - $6,150) for Florence Copper and $6,600 (2023 - $13,236) for Gibraltar.

In late December 2024, Gibraltar received an amendment to its M-40 permit in which the required closure bonding confirmed from the Province of British Columbia was increased from $108.5 million to $139.9 million. Gibraltar is required to post this additional bonding over the next 15 months, with $15.7 million due on March 31, 2025 and a second tranche for the same amount due by March 31, 2026. Taseko intends to place additional surety bonds to meet these increased bonding requirements from the Province of British Columbia from insurance underwriters.

b) Contingencies

There are no known contingencies that would impact the financial position or performance of the Company as at December 31, 2024.

25. SUPPLEMENTARY CASH FLOW INFORMATION

	Years ended December 31,
	2024	2023
Change in non-cash working capital items
Accounts receivable	8,689	(2,842)
Inventories	(5,958)	(23,972)
Prepaids	763	(4,239)
Accounts payable and accrued liabilities[1]	4,140	(12,226)
Advance payment on product sales	1,216	(3,371)
Interest payable	-	(128)
Mineral tax payable	(2,933)	(1,341)
	5,917	(48,119)
Non-cash investing and financing activities
Cariboo acquisition, net assets (Note 3)	61,232	65,930
Assets acquired under capital lease	2,568	1,087
Right-of-use assets	8,886	11,179

1. Excludes accounts payable and accrued liability changes on capital expenditures.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

25. SUPPLEMENTARY CASH FLOW INFORMATION (CONTINUED)

During the first quarter of 2024, the Company replaced its letter of credit with the Province of British Columbia with a surety bond, which resulted in a $12,500 release of restricted cash to the Company's cash and equivalents.

26. FINANCIAL RISK MANAGEMENT

a) Overview

In the normal course of business, the Company is inherently exposed to market, liquidity, and credit risk through its use of financial instruments. The timeframe and manner in which the Company manages these risks vary based on management's assessment of the risk and available alternatives for mitigating it. The Board approves and monitors risk management processes, including treasury policies, counterparty limits, and controlling and reporting structures.

b) Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk; interest rate risk; and currency risk. Financial instruments affected by market risk include: cash and equivalents; accounts receivable; marketable securities; subscription receipts; reclamation deposits; accounts payable and accrued liabilities; debt and derivatives.

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. The Company buys copper put options in order to reduce commodity price risk. The derivative instruments employed by the Company are considered to be economic hedges but are not designated as hedges for accounting purposes.

Commodity Price Risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces. The Company enters into copper put and collar option contracts to reduce the risk of short-term copper price volatility. The amount and duration of the hedge position are based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper put and collar option contracts are typically extended, adding incremental quarters at established put strike prices to provide the necessary price protection.

Provisional pricing mechanisms embedded within the Company's sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

26. FINANCIAL RISK MANAGEMENT (CONTINUED)

Commodity Price Risk (continued)

The table below summarizes the impact on revenue and receivables for changes in commodity prices on the provisionally invoiced sales volumes.

	As at December 31,
	2024	2023
Copper increase/decrease by US$0.10 per pound[1]	1,270	461

1. The analysis is based on the assumption that the year-end copper price increases/decreases US$0.10 per pound with all other variables held constant. At December 31, 2024, 8.8 million (2023 - 3.5 million) pounds of copper in concentrate were exposed to copper price movements. The closing exchange rate at December 31, 2024 of CAD/USD 1.44 (2023 - 1.32) was used in the analysis.

The sensitivities in the above tables have been determined with foreign currency exchange rates held constant. The relationship between commodity prices and foreign currencies is complex, and movements in foreign exchange can impact commodity prices. The sensitivities should, therefore, be used with care.

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding debt and investments, including cash and cash equivalents, from the possibility that changes in market interest rates will affect future cash flows or the fair value of fixed-rate interest-bearing financial instruments.

The table below summarizes the impact on earnings after tax and equity for a change of 100 basis points in interest rates at the reporting date. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. It assumes that the change in interest rates is effective from the beginning of the financial year and balances are constant over the year. However, interest rates and balances of the Company may not remain constant in the coming financial year, and therefore such sensitivity analysis should be used with care.

	As at December 31,
	2024	2023
Fair value sensitivity for fixed-rate instruments
Senior secured notes	(3,444)	(3,941)
Lease liabilities	(358)	(189)
Lease related obligations	-	-
Gibraltar equipment loans	(421)	(337)
	(4,223)	(4,467)
Cash flow sensitivity for variable-rate instruments
Cash and equivalents	1,206	689

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

26. FINANCIAL RISK MANAGEMENT (CONTINUED)

b) Market Risk (continued)

Currency Risk

The Canadian dollar is the functional currency of the Company and, as a result, currency exposure arises from transactions and balances in currencies other than the Canadian dollar, primarily the US dollar. The Company's potential currency exposures comprise translational exposure in respect of non-functional currency monetary items and transactional exposure in respect of non-functional currency revenues and expenditures.

The following table demonstrates the sensitivity to a 10% strengthening in the CAD against the USD. With all other variables held constant, the Company's shareholders equity and earnings after tax would both increase/(decrease) due to changes in the carrying value of monetary assets and liabilities. A weakening in the CAD against the USD would have had the equal but opposite effect to the amounts shown below.

	As at December 31,
	2024	2023
Cash and equivalents	(9,995)	(5,079)
Accounts receivable	(278)	(1,198)
Copper price option contracts	1,964	98
Accounts payable and accrued liabilities	610	1,950
Senior secured notes	53,227	39,697
Equipment loans	2,452	5,153
Lease liabilities	210	274

The Company's financial asset and liability profile may not remain constant; therefore, these sensitivities should be used with care.

c) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk by holding sufficient cash and equivalents and scheduling long-term obligations based on estimated cash inflows. There were no defaults on loans payable during the year.

The following table summarizes the maturities of the Company's financial liabilities as at December 31, 2024, on an undiscounted cash flow basis:

	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	129,928	-	-	-
Long-term debt	59,338	118,676	118,676	748,919
PER	-	-	-	648,134
Equipment loans	31,021	46,622	11,743	-
Lease liabilities	8,563	5,415	736	53
Cariboo Consideration Payable	10,000	40,000	27,113	74,888
Florence Copper Stream	-	16,401	21,342	146,518
Florence Royalty Obligation	-	16,790	21,848	153,173
	238,850	243,904	201,458	1,771,685

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

26. FINANCIAL RISK MANAGEMENT (CONTINUED)

d) Credit Risk

Credit risk is the risk of potential loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its receivables, marketable securities and investments, and derivatives. In general, the Company manages its credit exposure by transacting only with reputable counterparties. The Company monitors the financial condition of its customers and counterparties to contracts. The Company deals with a limited number of counterparties for its metal sales. The Company had 3 significant customers in 2024 that represented 99% of gross copper concentrate revenues (2023 - three customers accounted for 87% of gross copper concentrate revenues). The trade receivable balance at December 31, 2024 is comprised of three customers (2023 - six customers). There are no impairments recognized on the trade receivables.

e) Fair Values of Financial Instruments

	Level 1	Level 2	Level 3	Total
December 31, 2024
Financial assets and liabilities designated as FVPL
Derivative asset fuel call options	-	332	-	332
Derivative asset copper put and call options	-	26,568	-	26,568
Performance payments payable	-	-	(36,363)	(36,363)
Florence copper stream	-	-	(67,813)	(67,813)
	-	26,900	(104,176)	(77,276)
Financial assets designated as FVOCI
Marketable securities	895	-	-	895
Investment in private companies	-	-	500	500
Reclamation deposits	1,481	-	-	1,481
	2,376	-	500	2,876
December 31, 2023
Financial assets and liabilities designated as FVPL
Derivative asset copper put and call options	-	3,724	-	3,724
Performance payments payable	-	-	(25,850)	(25,850)
	-	3,724	(25,850)	(22,126)
Financial assets designated as FVOCI
Marketable securities	1,333	-	-	1,333
Investment in private companies	-	-	1,200	1,200
Reclamation deposits	6,696	-	-	6,696
	8,029	-	1,200	9,229

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

26. FINANCIAL RISK MANAGEMENT (CONTINUED)

e) Fair Values of Financial Instruments (continued)

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at December 31, 2024.

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information. The fair values of the senior secured notes, excluding deferred financing fees, are $735,038 (2023 - $506,597) and the carrying value is $719,250 (2023 - $529,880) as at December 31, 2024. The fair value of all other financial assets and liabilities approximates their carrying value. The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

The Company's metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company's settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market. As at December 31, 2024, the Company had net settlement receivable of $1,460 (2023 - settlement payables of $7,406).

The estimated performance payments payable, a Level 3 instrument, was estimated based on forecasted copper prices and sales volumes over the next 4 and 10 year periods . The total estimated performance payments payable was then discounted to determine its fair value

The investment in private companies, a Level 3 instrument, are valued based on a management estimate. As this is an investment in a private exploration and development company, there are no observable market data inputs.

As at December 31, 2024, the determination of the estimated fair value of the investment includes comparison to the market capitalization of comparable public companies.

f) Capital Management

The Company's primary objective when managing capital is to ensure that the Company is able to continue its operations and has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as to have sufficient liquidity available to fund suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and equivalents, credit facilities, and debt as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue or buy back equity, issue, buy back, or repay debt, sell assets, or return capital to shareholders.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

26. FINANCIAL RISK MANAGEMENT (CONTINUED)

f) Capital Management (continued)

	As at December 31,
	2024	2023
Current portion of long-term debt	32,853	27,658
Long-term debt	764,355	610,233
Cash	(172,732)	(96,477)
Net debt	624,476	541,414
Shareholders' equity	503,222	434,148

In order to facilitate the management of its capital requirements, the Company prepares annual operating budgets that are approved by the Board of Directors. Management also actively monitors the covenants on its long-term debt to ensure compliance. The Company's investment policy is to invest cash in highly liquid, interest-bearing investments that are readily convertible to known amounts of cash. There were no changes to the Company's approach to capital management during the year ended December 31, 2024.

27. RELATED PARTIES

a) Principal Subsidiaries

	Ownership interest as at December 31,
	2024	2023
Gibraltar Mines Ltd.	100%	100%
Cariboo Copper Corporation	100%	50%
Curis Holdings (Canada) Ltd.	100%	100%
Florence Holdings Inc.	100%	100%
Florence Copper Holdings Inc.	100%	100%
FC-ISR Holdings Inc.	100%	100%
Florence Copper LLC	100%	100%
Aley Corporation	100%	100%
Yellowhead Mining Inc.	100%	100%

b) Key Management Personnel Compensation

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on behalf of certain key management personnel. This retirement compensation arrangement ("RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in profit or loss in the periods during which services are rendered by the executive officers.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

27. RELATED PARTIES (CONTINUED)

b) Key Management Personnel Compensation (continued)

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9 months to 18 months' salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 12 months to 24 months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share option program (Note 22).

Compensation for key management personnel (includes all members of the Board of Directors and executive officers) is as follows:

	Year ended December 31,
	2024	2023
Salaries and benefits	5,465	4,986
Post-employment benefits	880	922
Share-based compensation expense	7,543	4,761
	13,888	10,669

c) Related Party Transactions

Under the terms of the joint venture operating agreement, the Gibraltar joint venture pays the Company a management fee for services rendered by the Company as operator of Gibraltar. Net management fee income in 2024 was $137 (2023 - $713). In addition, the Company pays certain expenses on behalf of the Gibraltar joint venture and invoices the joint venture for these expenses. In 2024, net reimbursable compensation expenses and third-party costs of $61 (2023 - $289) were charged to the joint venture.